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          DESC, S.A. DE C.V., ISSUES A 3 BILLION PESOS MEDIUM TERM UDI
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                                  NOTE PROGRAM
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October 20th 1999 Mexico City.- DESC, S.A. de C.V. (NYSE: DES; BMV: DESC)


         Desc S.A. de C.V. announced that they launched a 3 billion pesos program of medium term UDI notes with maturities of up to seven years. This program was rated by Duff & Phelps with a MAA grade. Under this program Desc will make different issues up to the amount before mentioned, with the objective to achieve better conditions and amortization schedules for its debt.


         Chase Manhattan Mexico is the Lead Structure Agent for the program and Casa de Bolsa BBV-Probursa S.A. de C.V. will be the Placement Agent; the first issue of notes will be managed by Chase Manhattan Bank Mexico and Casa de Bolsa BBV-Probursa S.A. de C.V.







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